UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Cohesant Technologies Inc.
(Name of Issuer)
Common stock, $0.001 Par Value per Share
(Title of Class of Securities)
192480101
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

CUSIP No.	192480101

1.	NAMES OF REPORTING PERSON:
	Morris H. Wheeler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5.	SOLE VOTING POWER:

NUMBER OF		176,214

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		176,214

WITH:	8.	SHARED DISPOSITIVE POWER:

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	176,214

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.1%

12.	TYPE OF REPORTING PERSON:

	IN

Page 2 of 4 pages

CUSIP No. 192480101
Item 1.
(a)	Name of Issuer: Cohesant Technologies Inc.

(b)	Address of Issuer’s Principal Executive Offices:

5845 West 82nd Street, Suite 102 Indianapolis, Indiana 46278
Item 2.
(a)	Name of Person Filing: Morris H. Wheeler

(b)	Address of Principal Business Office, or, if none, Residence:

23400 Commerce Park Road Beachwood, Ohio 44122

(c)	Citizenship: Mr. Wheeler is a citizen of the United States of America.

(d)	Title of Class of Securities: Common Stock, $0.001 Par Value per Share

(e)	CUSIP Number: 192480101
Item 3.
     Not applicable.

Item 4.	Ownership
(a)	Amount Beneficially Owned: 176,214 (Includes 17,500 shares which Mr. Wheeler has a right to purchase within 60 days of December 31, 2007)

(b)	Percent of Class: 5.1%

(c)	Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote:	176,214
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	176,214
(iv) Shared power to dispose or to direct the disposition of:	0

Page 3 of 4 pages

CUSIP No. 192480101

Item 5.	Ownership of Five Percent or Less of a Class.
     Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     Not applicable.

Item 8.	Identification and Classification of Members of the Group.
     Not applicable.

Item 9.	Notice of Dissolution of Group.
     Not applicable.

Item 10.	Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2008	/s/ Morris H. Wheeler
By: Morris H. Wheeler

Page 4 of 4 pages